FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 27, 2015

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the half year ended 30 June 2015

National Westminster Bank Plc ('NatWest') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', the 'Royal Bank' or 'RBS plc') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' or 'NatWest Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review

Operating profit
Operating profit before tax was £219 million compared with £817 million in the first half of 2014. The decrease was due to a decline in non-interest income, down £367 million, in line with the planned scaling back of CIB and higher operating expenses, up £832 million, partially offset by impairment releases of £254 million compared with impairment losses of £180 million in the first half of 2014.

Net interest income
Net interest income increased by £167 million, 8%, to £2,365 million compared with £2,198 million in the first half of 2014, with asset growth in UK PBB and Commercial Banking.

Non-interest income
Non-interest income decreased by £367 million, 23% to £1,201 million compared with £1,568 million in the first half of 2014, primarily due to lower income from trading activities (down £250 million) mainly reflecting the planned scaling back of CIB, and lower net fees and commissions (down £122 million).

Operating expenses
Operating expenses increased by £832 million, 30% to £3,601 million from £2,769 million in the first half of 2014. Litigation and conduct costs relating to mortgage-backed securities, packaged accounts and other conduct provisions totalled £845 million with no such charges in H1 2014. Provisions of £59 million (H1 2014 - £88 million) for Payment Protection Insurance redress and £69 million (H1 2014 - £89 million) relating to interest rate hedging product redress were booked during the period. Restructuring costs totalled £438 million (H1 2014 - £18 million) and included a £277 million write-down of the value of US premises in H1 2015.

Impairment losses
Net impairment releases of £254 million were recorded in H1 2015 compared with net impairment losses of £180 million in H1 2014, reflecting continued benign credit conditions and improvements in underlying collateral values. Net loan impairment releases were recorded in all operating segments except UK PBB, where impairments nevertheless remained low.

Balance sheet

•	Total assets increased by £1.6 billion to £310.5 billion due to increases in lending to customers and banks and an increase in settlement balances, partially offset by a decrease in debt securities.

•
Loans and advances to banks increased by £0.6 billion due to growth in placements with the holding company and fellow subsidiaries (£1.8 billion), partially offset by a decrease in other loans and advances to banks (£1.2 billion).

•
Net loans and advances to customers increased by £2.6 billion, reflecting strong growth in UK mortgage loans partially offset by the transfer of the International Private Banking business to disposal groups (£3.0 billion) in March 2015. Amounts due from fellow subsidiaries decreased by £0.5 billion.

•	Debt securities decreased by £6.3 billion, 46% to £7.5 billion, primarily due to the planned reduction in scale of CIB.

•
Customer accounts decreased by £5.7 billion to £228.6 billion mainly as a result of the transfer to disposal groups of the International Private Banking business (£7.5 billion) in March 2015, partially offset by growth in UK PBB and Commercial Banking.

Financial review

Capital ratios
Capital ratios at 30 June 2015 were 15.5% (CET1), 15.5% (Tier 1) and 20.8% (Total) compared with 14.3% (CET1), 14.3% (Tier 1) and 19.6% (Total) at 31 December 2014. Risk-weighted assets calculated in accordance with Prudential Regulation Authority definitions are set out below:

	30 June	31 December
	2015	2014
Risk-weighted assets by risk	£bn	£bn

Credit risk
- non-counterparty	73.3	79.5
- counterparty	1.2	1.5
Market risk	1.9	3.8
Operational risk	11.6	11.3

	88.0	96.1

Condensed consolidated income statement for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Interest receivable	3,115	3,237
Interest payable	(750)	(1,039)

Net interest income	2,365	2,198

Fees and commissions receivable	1,118	1,251
Fees and commissions payable	(232)	(243)
Income from trading activities	84	334
Other operating income	231	226

Non-interest income	1,201	1,568

Total income	3,566	3,766
Operating expenses	(3,601)	(2,769)

(Loss)/profit before impairment losses	(35)	997
Impairment releases/(losses)	254	(180)

Operating profit before tax	219	817
Tax charge	(160)	(246)

Profit attributable to ordinary shareholders	59	571

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Profit for the period	59	571

Items that qualify for reclassification
Available-for-sale financial assets	-	(28)
Cash flow hedges	1	2
Currency translation	(575)	(254)
Tax	(1)	7

Other comprehensive loss after tax	(575)	(273)

Total comprehensive (loss)/income for the period	(516)	298

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	(41)	(20)
Ordinary shareholders	(475)	318

	(516)	298

Condensed consolidated balance sheet at 30 June 2015

	30 June	31 December
	2015	2014
	£m	£m

Assets
Cash and balances at central banks	1,298	2,709
Amounts due from holding company and fellow subsidiaries	105,054	103,272
Other loans and advances to banks	6,411	7,640
Loans and advances to banks	111,465	110,912
Amounts due from fellow subsidiaries	528	1,028
Other loans and advances to customers	171,196	168,138
Loans and advances to customers	171,724	169,166
Debt securities	7,483	13,829
Equity shares	744	779
Settlement balances	5,302	2,050
Amounts due from holding company and fellow subsidiaries	2,264	2,672
Other derivatives	943	1,226
Derivatives	3,207	3,898
Intangible assets	591	848
Property, plant and equipment	1,107	1,591
Deferred tax	1,189	1,361
Prepayments, accrued income and other assets	1,318	1,801
Assets of disposal groups	5,066	-

Total assets	310,494	308,944

Liabilities
Amounts due to holding company and fellow subsidiaries	19,807	20,128
Other deposits by banks	7,965	6,104
Deposits by banks	27,772	26,232
Amounts due to fellow subsidiaries	10,976	13,112
Other customer accounts	217,622	221,215
Customer accounts	228,598	234,327
Debt securities in issue	1,494	1,707
Settlement balances	5,034	2,143
Short positions	5,521	6,827
Amounts due to holding company and fellow subsidiaries	3,260	3,971
Other derivatives	414	487
Derivatives	3,674	4,458
Accruals, deferred income and other liabilities	6,091	6,315
Retirement benefit liabilities	1,552	2,248
Amounts due to holding company	5,592	5,656
Other subordinated liabilities	1,687	1,780
Subordinated liabilities	7,279	7,436
Liabilities of disposal groups	6,744	-

Total liabilities	293,759	291,693

Equity
Non-controlling interests	353	394
Owners' equity
Called up share capital	1,678	1,678
Reserves	14,704	15,179

Total equity	16,735	17,251

Total liabilities and equity	310,494	308,944

Condensed consolidated statement of changes in equity for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Called-up share capital
At beginning and end of period	1,678	1,678

Share premium account
At beginning and end of period	2,225	2,225

Available-for-sale reserve
At beginning of period	29	55
Unrealised gains	4	17
Realised gains	(4)	(45)
Tax	(1)	7

At end of period	28	34

Cash flow hedging reserve
At beginning of period	(3)	(6)
Amount transferred from equity to earnings	1	2

At end of period	(2)	(4)

Foreign exchange reserve
At beginning of period	1,121	927
Retranslation of net assets	(538)	(252)
Foreign currency gains on hedges of net assets	4	18

At end of period	587	693

Capital redemption reserve
At beginning and end of period	647	647

Retained earnings
At beginning of period	11,160	7,346
Profit attributable to ordinary and equity preference shareholders	59	571
Capital contribution (1)	-	1,500
Share-based payments - tax	-	(1)

At end of period	11,219	9,416

Owners' equity at end of period	16,382	14,689

Non-controlling interests
At beginning of period	394	1,278
Currency translation adjustments and other movements	(41)	(20)

At end of period	353	1,258

Total equity at end of period	16,735	15,947

Note:
(1)	During the half year ended 30 June 2014, the Group received contributions of capital from the holding company for which no additional share capital was issued.

Condensed consolidated cash flow statement for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Operating activities
Operating profit before tax	219	817
Adjustments for non-cash items	(4,974)	(1,480)

Net cash outflow from trading activities	(4,755)	(663)
Changes in operating assets and liabilities	(9,744)	(467)

Net cash flows from operating activities before tax	(14,499)	(1,130)
Income taxes paid	(10)	(21)

Net cash flows from operating activities	(14,509)	(1,151)

Net cash flows from investing activities	825	395

Net cash flows from financing activities	(194)	1,328

Effects of exchange rate changes on cash and cash equivalents	(484)	(1,041)

Net decrease in cash and cash equivalents	(14,362)	(469)
Cash and cash equivalents at beginning of period	85,751	101,882

Cash and cash equivalents at end of period	71,389	101,413

Notes

1. Basis of preparation
The Group's condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting'. They should be read in conjunction with the 2014 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group's business activities and financial positions, and the factors likely to affect its future development and performance are discussed on pages 2 to 43. A summary of the risk factors which could materially affect the Group's future results are described on pages 46 to 49.

Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2015 have been prepared on a going concern basis.

International Private Banking
The International Private Banking business was reclassified to disposal groups on 31 March 2015. It is measured at fair value less costs to sell which reflects the agreed sale to Union Bancaire Privée (fair value hierarchy level 3).

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 135 to 142 of the 2014 Annual Report and Accounts. Amendments to IFRSs effective for 2015 have not had a material effect on the results for the half year ended 30 June 2015.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 143 to 145 of the 2014 Annual Report and Accounts.

3. Operating expenses
	30 June	30 June
	2015	2014
	£m	£m

Staff costs	(742)	(847)
Premises and equipment	(137)	(149)
Other administrative expenses (1)	(2,249)	(1,672)
Depreciation and amortisation	(389)	(101)
Write down of intangible assets	(84)	-

	(3,601)	(2,769)

Note:
(1)	Includes PPI costs, Interest Rate Hedging Products redress and related costs and litigation and conduct costs - see Note 4 for further details.

Notes

4. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	Other
			customer	regulatory		Property
	PPI	IRHP	redress	provisions	Litigation	and other	Total
	£m	£m	£m (1)	£m	£m	£m	£m

At 1 January 2015	487	266	464	86	1,725	128	3,156
Currency translation and other
movements	-	-	-	1	(31)	(16)	(46)
Charge to income statement (2)	59	81	201	27	617	20	1,005
Releases to income statement (2)	-	(12)	(41)	-	(3)	(2)	(58)
Provisions utilised	(123)	(138)	(118)	(1)	(27)	(36)	(443)

At 30 June 2015	423	197	506	113	2,281	94	3,614

Notes:
(1)	Closing provisions primarily relates to investment advice and packaged accounts.
(2)	Relates to continuing operations.

Payment Protection Insurance (PPI)
An additional charge of £59 million has been recognised for PPI in H1 2015 (H1 2014 - £88 million) as a result of a revision to expected customer complaint volumes. The cumulative charge in respect of PPI is £2.3 billion, of which £1.8 billion (78%) in redress and expenses had been utilised by 30 June 2015. Of the £2.3 billion cumulative charge, £2.1 billion relates to redress and £0.2 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take up rate	53%	55%	+/-5	+/-33
Uphold rate (1)	91%	90%	+/-5	+/-9
Average redress	£1,689	£1,659	+/-5	+/-9

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

Notes

4. Provisions for liabilities and charges (continued)
Interest payable on successful complaints has been included in the provision as has the estimated cost of administration. The Group expects the majority of the cash outflows associated with the remaining provision to have occurred by Q2 2016. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), The Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. A net additional charge of £69 million has been recognised in 2015, principally reflecting a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £1.0 billion has been recognised, of which £0.8 billion relates to redress and £0.2 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Regulatory and legal actions
RBS Group is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £0.8 billion in H1 2015 include provisions in respect of mortgage-backed securities related litigation (£606 million), provisions relating to packaged accounts (£118 million) and other conduct provisions (£121 million).

5. Pensions
Pension costs for H1 2015 amounted to £137 million (H1 2014 - £138 million). Defined benefit schemes' charges are based on the actuarially determined pension cost rates at 31 December 2014.

In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS Group will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Full details of the Group's pension arrangements are set out in Note 4 on pages 149 to 153 of the Group's 2014 Annual Report and Accounts.

Notes

6. Loan impairment provisions and risk elements in lending

Loan impairment
Operating profit is stated after loan impairment releases of £256 million (H1 2014 - £180 million losses). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2015 from £13,909 million to £8,363 million and the movements thereon were:

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

At beginning of period	13,909	17,972
Transfers to disposal groups	(20)	-
Currency translation and other adjustments	(664)	(410)
Amounts written-off	(4,596)	(931)
Recoveries of amounts previously written-off	43	17
(Releases)/charges to income statement	(256)	180
Unwind of discount (recognised in interest income)	(53)	(88)

At end of period	8,363	16,740

Provisions at 30 June 2015 include £1 million in respect of loans and advances to banks (30 June 2014 - £1 million).

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased by £7,487 million to £12,347 million in the half year ended 30 June 2015 and the movements thereon were:

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

At beginning of period	19,834	25,064
Transfers to disposal groups	(22)	-
Currency translation and other adjustments	(1,043)	(586)
Additions	961	1,675
Transfers (1)	(66)	(89)
Transfer to performing book	(199)	(9)
Repayments and disposals	(2,522)	(2,243)
Amounts written-off	(4,596)	(931)

At end of period	12,347	22,881

Note:
(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 68% at 30 June 2015 (30 June 2014 - 73%)

Notes

7. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 20.25% (2014 - 21.5%) as analysed below:

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Profit before tax	219	817

Expected tax charge	(44)	(176)
Losses and temporary differences in period where no deferred tax asset recognised	(351)	(6)
Foreign profits taxed at other rates	195	(29)
Non deductible goodwill impairment	(25)	-
Items not allowed for tax
- regulatory and legal actions	(5)	-
- other disallowable items	(11)	(23)
Non-taxable items	17	-
Taxable foreign exchange movements	-	1
Losses brought forward and utilised	36	16
Reduction in carrying value of deferred tax asset in respect of US losses and temporary differences	-	(76)
Adjustments in respect of prior periods	28	47

Actual tax charge	(160)	(246)

At 30 June 2015, the Group has recognised a deferred tax asset of £1,189 million (31 December 2014 - £1,361 million) and a deferred tax liability of £3 million (31 December 2014 - £2 million). These include amounts recognised in respect of UK trading losses of £740 million (31 December 2014 - £768 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2015 and concluded that it is recoverable based on future profit projections (see also Recent developments on page 42).

8. Segmental analysis
The business is organised into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB), which is a single reportable segment.

In addition, RBS will continue to manage and report RBS Capital Resolution (RCR) separately until disposal or wind-down.

During the half year to 30 June 2015 the Private Banking RBSI business and the CIB UK coverage business were transferred to Commercial Banking. In the half year to 30 June 2014 the Commercial Cards business in UK PBB was transferred to Commercial Banking. The impact on the segmental results of these transfers was not material and comparatives have not been restated.

Notes

8. Segmental analysis (continued)

	Half year ended
	30 June	30 June
Analysis of operating profit/(loss)	2015	2014
	£m	£m

UK Personal & Business Banking	587	592
Ulster Bank	128	75

Personal & Business Banking	715	667

Commercial Banking	292	470
Private Banking	21	163

Commercial & Private Banking	313	633

Corporate & Institutional Banking	(761)	77
Central items	(114)	(616)
RCR	188	56
Non-statutory basis	341	817

Reconciling item:
Strategic disposals	(122)	-

Statutory basis	219	817

	Half year ended
	30 June	30 June
	2015	2014
Impairment losses/(releases)	£m	£m

UK Personal & Business Banking	1	104
Ulster Bank	(52)	57

Personal & Business Banking	(51)	161

Commercial Banking	(5)	24
Private Banking	(3)	-

Commercial & Private Banking	(8)	24

Corporate & Institutional Banking	(2)	(1)
Central items	1	-
RCR	(194)	(4)

Statutory basis	(254)	180

Notes

8. Segmental analysis (continued)

			Half year ended
	30 June 2015			30 June 2014
	External	Inter	Total	External	Inter	Total
Total revenue		segment			segment
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,340	-	2,340	2,339	3	2,342
Ulster Bank	415	1	416	438	2	440

Personal & Business Banking	2,755	1	2,756	2,777	5	2,782

Commercial Banking	645	-	645	685	-	685
Private Banking	464	29	493	516	34	550

Commercial & Private Banking	1,109	29	1,138	1,201	34	1,235

Corporate & Institutional Banking	343	61	404	620	63	683
Central items	403	63	466	261	54	315
RCR	60	1	61	189	1	190

Non-statutory basis	4,670	155	4,825	5,048	157	5,205

Reconciling items:
Strategic disposals	(122)	-	(122)	-	-	-
Elimination of intra-group transactions	-	(155)	(155)	-	(157)	(157)

Statutory basis	4,548	-	4,548	5,048	-	5,048

			30 June 2015		31 December 2014
			Assets	Liabilities	Assets	Liabilities
Total assets and liabilities			£m	£m	£m	£m

UK Personal & Business Banking			89,393	111,216	86,620	109,993
Ulster Bank			33,820	28,795	34,978	31,465

Personal & Business Banking			123,213	140,011	121,598	141,458

Commercial Banking			37,594	55,159	36,909	53,016
Private Banking			32,279	30,819	32,408	30,280

Commercial & Private Banking			69,873	85,978	69,317	83,296

Corporate & Institutional Banking			102,730	45,868	98,998	41,988
Central items			12,440	21,052	14,854	23,707
RCR			2,238	850	4,177	1,244

Statutory basis			310,494	293,759	308,944	291,693

Notes

9. Financial instruments: Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Financial instruments
					Other
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	assets	Total
30 June 2015	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	1,298		1,298
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	3,471	1,679	-	99,904		105,054
- reverse repos	1,845	-	-	283		2,128
- other	-	-	-	4,283		4,283
Loans and advances to customers
- amounts due from fellow subsidiaries	1	-	-	527		528
- reverse repos	11,374	-	-	-		11,374
- other	189	-	-	159,633		159,822
Debt securities	5,285	-	2,198	-		7,483
Equity shares	6	48	690	-		744
Settlement balances	-	-	-	5,302		5,302
Derivatives
- amounts due from holding company and fellow subsidiaries	2,264					2,264
- other	943					943
Intangible assets					591	591
Property, plant and equipment					1,107	1,107
Deferred tax					1,189	1,189
Prepayments, accrued income and other assets	-	-	-	-	1,318	1,318
Assets of disposal groups					5,066	5,066

	25,378	1,727	2,888	271,230	9,271	310,494

For the notes to this table refer to page 18.

Notes

9. Financial instruments: Classification (continued)

	Financial instruments
			Amortised	Other
	HFT (1)	DFV (2)	cost	liabilities	Total
30 June 2015	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	4,249	-	15,558		19,807
- repos	4,429	-	-		4,429
- other	38	-	3,498		3,536
Customer accounts
- amounts due to fellow subsidiaries	-	-	10,976		10,976
- repos	5,176	-	-		5,176
- other	20	3,053	209,373		212,446
Debt securities in issue	-	-	1,494		1,494
Settlement balances	-	-	5,034		5,034
Short positions	5,521	-			5,521
Derivatives
- amounts due to holding company	3,260				3,260
- other	414				414
Accruals, deferred income and other liabilities	-	-	652	5,439	6,091
Retirement benefit liabilities			-	1,552	1,552
Subordinated liabilities
- amounts due to holding company	-	-	5,592		5,592
- other	-	-	1,687		1,687
Liabilities of disposal groups				6,744	6,744

	23,107	3,053	253,864	13,735	293,759

Equity					16,735

					310,494

For the notes to this table refer to page 18.

Notes

9. Financial instruments: Classification (continued)

	Financial instruments
					Other
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	assets	Total
31 December 2014	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	2,709		2,709
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	3,092	1,898	-	98,282		103,272
- reverse repos	2,469	-	-	548		3,017
- other	5	-	-	4,618		4,623
Loans and advances to customers
- amounts due from fellow subsidiaries	55	-	-	973		1,028
- reverse repos	5,658	-	-	-		5,658
- other	184	-	-	162,296		162,480
Debt securities	10,299	-	2,748	782		13,829
Equity shares	10	46	723	-		779
Settlement balances	-	-	-	2,050		2,050
Derivatives
- amounts due from holding company and fellow subsidiaries	2,672					2,672
- other	1,226					1,226
Intangible assets					848	848
Property, plant and equipment					1,591	1,591
Deferred tax					1,361	1,361
Prepayments, accrued income and other assets	-	-	-	-	1,801	1,801

	25,670	1,944	3,471	272,258	5,601	308,944

For the notes to this table refer to the following page.

Notes

9. Financial instruments: Classification (continued)

	Financial instruments
			Amortised	Other
	HFT (1)	DFV (2)	cost	liabilities	Total
31 December 2014	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	4,620	-	15,508		20,128
- repos	2,736	-	-		2,736
- other	35	-	3,333		3,368
Customer accounts
- amounts due to fellow subsidiaries	6	-	13,106		13,112
- repos	3,659	-	-		3,659
- other	13	3,681	213,862		217,556
Debt securities in issue	-	-	1,707		1,707
Settlement balances	-	-	2,143		2,143
Short positions	6,827	-			6,827
Derivatives
- amounts due to holding company	3,971				3,971
- other	487				487
Accruals, deferred income and other liabilities	-	-	677	5,638	6,315
Retirement benefit liabilities			-	2,248	2,248
Subordinated liabilities
- amounts due to holding company	-	-	5,656		5,656
- other	-	-	1,780		1,780

	22,354	3,681	257,772	7,886	291,693

Equity					17,251

					308,944
Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.

Notes

9. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy
Commentary on the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group's 2014 Annual Report and Accounts. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2015.

The tables below show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	Level 1	Level 2	Level 3	Total
30 June 2015	£bn	£bn	£bn	£bn

Assets
Loans and advances	-	18.5	0.1	18.6
Debt securities	7.4	0.1	-	7.5
Equity shares	-	-	0.7	0.7
Derivatives	-	3.1	0.1	3.2

	7.4	21.7	0.9	30.0

Proportion	24.7%	72.3%	3.0%	100%

31 December 2014

Assets
Loans and advances	-	13.4	-	13.4
Debt securities	9.9	3.1	-	13.0
Equity shares	-	0.1	0.7	0.8
Derivatives	-	3.9	-	3.9

	9.9	20.5	0.7	31.1

Proportion	31.8%	65.9%	2.3%	100%

30 June 2015

Liabilities
Deposits	-	17.0	-	17.0
Short positions	5.4	0.1	-	5.5
Derivatives	-	3.6	0.1	3.7

	5.4	20.7	0.1	26.2

Proportion	20.6%	79.0%	0.4%	100%

31 December 2014
Liabilities
Deposits	-	14.8	-	14.8
Short positions	6.3	0.5	-	6.8
Derivatives	-	4.4	-	4.4

	6.3	19.7	-	26.0

Proportion	24.2%	75.8%	-	100%

For the notes to this table refer to the following page.

Notes

9. Financial instruments carried at fair value - valuation hierarchy (continued)

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.
Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)
Level 3 balances at 30 June 2015 were not material, except for equity shares of £0.7 billion (31 December 2014 - £0.7 billion) principally comprising investments in fellow subsidiaries which has not changed in the periods presented. Sensitivity due to reasonably possible changes to valuations is not applicable to these investments given the valuation approach. There were no other items which are individually material.

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2015		31 December 2014
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	103.4	103.4	102.5	102.7
Loans and advances to customers	160.2	157.4	163.3	158.7
Debt securities	-	-	0.8	0.7

Financial liabilities
Deposits by banks	15.1	15.2	16.0	16.2
Customer accounts	59.2	59.3	79.0	78.9
Debt securities in issue	1.5	1.4	1.7	1.6
Subordinated liabilities	7.3	7.0	7.4	7.5

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For the following short-term financial instruments fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, demand deposits and notes in circulation. These are excluded from the table above.

Notes

10. Contingent liabilities and commitments

	30 June	31 December
	2015	2014
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	1,236	1,677
Other	1,184	1,237

	2,420	2,914

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	48,705	49,631
Other	68	159

	48,773	49,790

Contingent liabilities and commitments	51,193	52,704

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

11. Litigation, investigations and reviews
NatWest Group and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations, and regulatory and governmental matters in which the RBS Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations, and regulatory and governmental matters as at 30 June 2015 (see Note 4). The Group's aggregate provisions for regulatory and legal actions of £0.8 billion recognised during the six months ended 30 June 2015 included provisions in respect of mortgage-backed securities related litigation (£606 million), provisions relating to packaged accounts (£118 million) and other conduct provisions (£121 million).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the RBS Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

Notes

11. Litigation, investigations and reviews (continued)
There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised. Where (and as far as) it is indicated that liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate. The RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be material in some instances.

Litigation
Unless we have indicated that we have established a provision with respect to the matters described below or reached a settlement, or, although we have established a provision the matter is continuing which could affect the overall level of provisions, the matters remain at a stage where there remains considerable uncertainty around the final outcome of the claims and it is not practicable reliably to estimate the aggregate potential impact on the RBS Group, if any, which impact, individually or in the aggregate, may be material.

Shareholder litigation (US)
RBSG and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the "Securities Act") was filed in November 2011 on behalf of all persons who purchased or otherwise acquired RBSG's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed, and on 15 April 2015 the United States Court of Appeals for the Second Circuit affirmed the Court's dismissal of the plaintiffs' claims. The plaintiffs requested that the appellate court reconsider its decision, but that request was denied on 9 July 2015 and this matter is now closed.

Notes

11. Litigation, investigations and reviews (continued)

Shareholder litigation (UK)
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group's defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified. At a case management conference in December 2014 the judge ordered that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions commence in December 2016. In the event that the Court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$45 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS Group companies remain as defendants in more than 25 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of the RBS Group's liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

Notes

11. Litigation, investigations and reviews (continued)
In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against the RBS Group and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed. The primary FHFA lawsuit against the RBS Group remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these US$32 billion approximately US$9.1 billion were outstanding at 30 June 2015 with cumulative write downs to date on the securities of approximately US$1.09 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. The preliminary phases of this matter, including discovery, are expected to continue into 2016.

The other remaining FHFA lawsuit that involves the RBS Group relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding as relevant to the RBS Group, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law. RBS Securities Inc. estimates that its net exposure under the Court's judgment of 15 May 2015 is approximately US$350 million, which is the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment. The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

The National Credit Union Administration Board (NCUA) is litigating three MBS cases against RBS Group companies (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union). The original principal balance of the MBS at issue in the NCUA cases is US$3.56 billion.

Other remaining MBS lawsuits against RBS Group companies include, among others, cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBS Group companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from the RBS Group, but several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Notes

11. Litigation, investigations and reviews (continued)
Certain other claims on behalf of public and private institutional investors have been threatened against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these threatened claims will be pursued, but expects that several may.

The Group has made provisions to date totalling £2,180 million for all MBS related litigation claims and investigations (including those specifically described in this note), including £606 million for the six months ending 30 June 2015.

In many of the securitisation and securities related cases in the US, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.

The Court's dismissal of plaintiffs' antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit. Over 35 other USD LIBOR-related actions involving the RBS Group, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated. Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court.

Notes

11. Litigation, investigations and reviews (continued)
Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR, (ii) Euribor, (iii) Swiss Franc LIBOR, and (iv) Pound sterling LIBOR, all of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs' antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting the RBS Group are set out under 'Investigations and reviews' on page 28.

ISDAFIX antitrust litigation
Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates. The complaints were filed in the United States District Court for the Southern District of New York and have been consolidated. The consolidated complaint contains claims for violations of the US antitrust laws, contract claims, and claims for tortious interference with contract. This matter is subject to pre-discovery motions to dismiss some or all of the claims against the defendants.

FX antitrust litigation
RBSG and RBS Securities Inc., as well as a number of other financial institutions, are defendants in an antitrust class action on behalf of US based plaintiffs that is pending in the United States District Court for the Southern District of New York. On 28 January 2015, the court denied the defendants' motion to dismiss this action, holding that plaintiffs who entered into Foreign Exchange (FX) transactions with RBSG or other defendant banks could proceed with their claims that defendants violated the US antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. This action has been consolidated with several additional class action complaints filed on behalf of plaintiffs who transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts, which assert antitrust and Commodities Exchange Act claims. RBSG and RBS Securities Inc. have reached an agreement to settle all claims that are or could be asserted on behalf of the classes in the consolidated action, subject to execution of a final settlement agreement and approval of the Court. The settlement amount is covered by existing provisions. Other class action complaints purporting to be on behalf of those who engaged in FX transactions, including a complaint asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, name certain members of the RBS Group as defendants.

US Treasury securities antitrust litigation
In July 2015, several class action antitrust complaints were filed in the United States District Court for the Southern District of New York against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodities Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options.

Notes

11. Litigation, investigations and reviews (continued)

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

Interest rate hedging products litigation
The RBS Group is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products. In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who are being considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who are outside of the scope of that programme. The RBS Group encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Weiss v. National Westminster Bank Plc
NatWest is defending a lawsuit filed by a number of United States nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Antiterrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union (EU), the United States and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition, anti-trust, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Notes

11. Litigation, investigations and reviews (continued)
The RBS Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.

In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

On 17 April 2015, following expiry of the DPA, the DOJ filed a motion seeking dismissal of the criminal information underlying the DPA. On 21 April 2015, the US District Court in Connecticut granted the motion and ordered the charges dismissed; as a result, the DPA is no longer in effect.

In February 2014, the RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS plc and RBS N.V. entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS plc and RBS N.V. undertake in the Enforceable Undertaking to (a) comply with existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS plc's and RBS N.V.'s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS plc and RBS N.V. also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that the RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. The RBS Group agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation. Also on 21 October 2014, the EC announced its findings that the RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, the RBS Group received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation.

Notes

11. Litigation, investigations and reviews (continued)
The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. The RBS Group is providing information and documents to the CFTC as part of its investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. The RBS Group understands the CFTC investigation is at an advanced stage. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in RBSG's FX businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc has agreed to pay penalties of US$395 million to the DOJ and US$274 million to the Federal Reserve to resolve the investigations. The fines are fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market. The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

Notes

11. Litigation, investigations and reviews (continued)
RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS plc is responding to investigations and inquiries from other governmental and regulatory authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office in the UK announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. At this stage, as there remains considerable uncertainty around the outcome of this investigation it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Interest rate hedging products (IRHP) redress programme
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. In January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all redress outcomes, and the FCA is overseeing this.

The RBS Group has reached agreement with KPMG in relation to redress outcomes for almost all in scope customers. The RBS Group and KPMG are now focussing on customer responses to review outcomes, securing acceptance of offers and assessing ancillary issues such as consequential loss claims. The review and redress exercise was closed to new entrants on 31 March 2015.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (UBIL), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. The RBS Group also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The review undertaken in respect of RBS International customers is complete, and the review in respect of UBIL customers is expected to be completed in Q3 2015.

Notes

11. Litigation, investigations and reviews (continued)
The Group provisionsin relation to the above redress exercises total £1.0 billion to date for these matters, of which £0.8 billion had been utilised at 30 June 2015.

Judicial Review of Skilled Person's role in IRHP review
RBS plc has been named as an interested party in five issued claims and three pre-action letters in relation to judicial review of KPMG's decisions as Skilled Person in RBS plc's previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

The Administrative Court is still to determine whether to allow the latest three claims by RBS plc customers to proceed to a full hearing, and they are likely to be stayed pending the outcome of the other bank's case, in which the customer has already received permission to proceed. That case will decide whether a section 166-appointed Skilled Person is susceptible to judicial review. If so, the additional claims which seek to open the decisions of KPMG as Skilled Person on RBS plc's IRHP redress programme are likely to then proceed to full hearing and assess the fairness of KPMG's redress programme decisions in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains considerable uncertainty and the judicial review is at an early stage, it is not practicable reliably to estimate the impact of such matters, if any, on RBS plc which may be material.

FSA mystery shopping review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012. This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress is currently being paid/offered to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group has agreed with the FCA that it will carry out a wider review/remediation exercise - the precise scope of this has yet to be finalised. In addition, the RBS Group has agreed with the FCA that it will carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. A pilot customer communications exercise to certain cohorts of customers was undertaken between November 2014 and January 2015 with a further communication exercise to the remaining cohorts due to be completed during the second half of 2015.

Notes

11. Litigation, investigations and reviews (continued)
The Group provisions in relation to investment advice total £36 million to date of which £15 million had been utilised at 30 June 2015.

Card Protection Plan Limited
In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed. The RBS Group has made appropriate provision based on its estimate of exposure arising from this scheme.

Packaged accounts
As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The Group has made provisions totalling £230 million to date for this matter.

FCA review of the RBS Group's treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government's Department for Business Innovation and Skills, was published ("Tomlinson Report"). The Tomlinson Report was critical of the RBS Group's treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person's review is focused on the RBS Group's UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group's Global Restructuring Group or within similar units within the RBS Group's Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013 the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while they made certain recommendations to enhance customer experience and transparency of pricing, they concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

Notes

11. Litigation, investigations and reviews (continued)
On 17 January 2014, a Skilled Person was appointed. The RBS Group is fully cooperating with the FCA in its review. The Skilled Person review focuses on the allegations made by Lawrence Tomlinson in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The timing for the delivery of the initial findings of such review by the Skilled Person to the RBS Group and the FCA is not finally determined but may be during the fourth quarter of 2015. The RBS Group will have an opportunity to respond to any findings of such review before the Skilled Person delivers its final report. In the event that the Skilled Person's review concludes that there were material failings in the RBS Group's treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against the RBS Group, as well as potentially wider investigations and litigation related to the RBS Group's treatment of customers in financial difficulty. At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person's review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on the RBS Group.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains considerable uncertainty around the outcomes of the ongoing EC investigation, proceedings and regulation are not yet fully known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group's business in this sector.

Notes

11. Litigation, investigations and reviews (continued)

Payment Protection Insurance
Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of Payment Protection Insurance (PPI). The Group has made provisions totalling £2.3 billion to date for this matter, including £0.1 billion in the six months ending 30 June 2015, of which £1.8 billion had been utilised by that date.

The RBS Group is monitoring developments following the UK Supreme Court's decision in the case of Plevin v Paragon in November 2014 that the sale of a single premium PPI policy could create an 'unfair relationship' under s.140A of the Consumer Credit Act 1974 (the 'Consumer Credit Act') because the premium contained a particularly high level of undisclosed commission. The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are 'potentially relevant considerations' in some of the PPI cases referred to FOS. On 27 May 2015, the FCA announced that it was considering whether additional rules and/or guidance are required to deal with the impact of the Plevin decision on complaints about PPI generally. The RBS Group is in active dialogue with FOS and the FCA on this issue. At this stage, as there remains considerable uncertainty regarding the application of the Plevin decision (including to previously settled cases), it is not practicable reliably to estimate the potential impact on the RBS Group, which may be material.

UK personal current accounts / retail banking
Following the OFT's publication of a market study report into the Personal Current Account (PCA) market in July 2008, the OFT launched a follow up review of the PCA market in July 2012. This review was intended to consider whether certain initiatives agreed by the OFT with banks in light of the July 2008 report, primarily around transparency, unarranged overdrafts and customers in financial difficulty, had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report following this July 2012 launch was published in January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes were required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. The OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or earlier. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the CMA announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT's 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs was then subject to a consultation period until 17 September 2014. Following this period of consultation, on 6 November 2014, the CMA made its final decision to proceed with a MIR. The MIR will be a wide-ranging 18-24 month Phase 2 inquiry. At this stage as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Notes

11. Litigation, investigations and reviews (continued)

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that the CMA would continue the review. As discussed above, the CMA has decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA concluded that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by the RBS Group, Barclays, HSBC and Lloyds. Alongside the MIR, the CMA will also be reviewing the previous undertakings given following the CC's investigation into SME banking in 2002 and whether these undertakings need to be varied. At this stage as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Williams & Glyn
On 28 May 2015 HM Treasury asked the CMA to assess the likely impact of the latest proposals for the divestment of Williams & Glyn for competition in the UK banking sector. On 24 July 2015 HM Treasury announced that it had asked the CMA to delay finalising its advice until later in the year. At this stage the outcome of the review cannot be predicted. As a result there is a risk that the CMA might recommend changes to the current Williams & Glyn divestment plan.

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management (the latter to launch late 2015 if undertaken). The terms of reference for the investment and corporate banking market study were published on 22 May 2015. The FCA is intending to publish an interim report towards the end of 2015/early 2016 with a final report in Spring 2016. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Credit default swaps (CDS) investigation
The RBS Group is a party to the EC's antitrust investigation into the CDS information market. The RBS Group has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Notes

11. Litigation, investigations and reviews (continued)

Loan securitisation business investigations
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, relating primarily to due diligence on loans purchased for, or otherwise included in, securitisations and related disclosures. RBS Securities Inc. was recently informed that the Connecticut Department of Banking has authorised the attorney general of Connecticut to issue notices concerning a possible administrative proceeding against RBS Securities Inc., which proceeding could seek civil monetary penalties and restitution for alleged violations of Connecticut law, among other remedies. RBS Securities Inc. will have the opportunity to respond setting out its position as to why the Department of Banking should not commence legal proceedings against it. The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March 2015, a former RBS Securities Inc. trader pled guilty in the United States District Court for the District of Connecticut to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about the RBS Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the RBS Group continues to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of RMBS related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on the RBS Group which is expected to be material.

Notes

11. Litigation, investigations and reviews (continued)

US mortgages - loan repurchase matters
The RBS Group's CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2015, CIB received approximately US$753 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

At this stage, as there remains considerable uncertainty around the outcome of loan repurchase related claims it is not practicable reliably to estimate the aggregate potential impact, if any, on the RBS Group which may be material.

Notes

11. Litigation, investigations and reviews (continued)

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, the RBS Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group's US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for the RBS Group's US operations;
●	a plan to oversee compliance by the RBS Group's US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the US (the US Branches) on a consolidated basis;
●	a plan to improve the US Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches' compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's US operations. The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

Notes

11. Litigation, investigations and reviews (continued)

US dollar processing consent order
In December 2013 RBSG and RBS plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

One of the requirements the RBS Group agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) was to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. The RBS Group appointed the independent consultant and their review was submitted to the authorities on 14 June 2015. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ's investigations.

Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd's review were presented to the DOJ in June 2014. Coutts & Co Ltd has now completed the collection of evidence of the tax status of all US related account holders, including those US account holders participating in an offshore voluntary disclosure programme.

The results of the review were presented by Coutts to the DOJ on 5 November 2014. Coutts continues to cooperate with the DOJ pursuant to the terms of the Programme. Coutts expects to reach resolution with the DOJ in 2015 under the terms of the Programme. The RBS Group has made appropriate provision based on its estimate of exposure arising from this programme/review.

Notes

11. Litigation, investigations and reviews (continued)

German prosecutor investigation into Coutts & Co Ltd
A prosecuting authority in Germany is undertaking an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients. Coutts & Co Ltd is cooperating with the relevant authorities. The RBS Group has made appropriate provision based on its estimate of exposure arising from this investigation.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress is being offered in appropriate cases. The RBS Group has made appropriate provision based on its estimate of exposure arising from this review.

Enterprise Finance Guarantee Scheme
The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until March 2015, the RBS Group provided over £955 million of lending under the EFG scheme. The RBS Group has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There are also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, the RBS Group announced a review of all EFG loans where there is a possibility that the customer may have been disadvantaged. The review is ongoing but has been completed for a small number of customers and the RBS Group is in the process of advising these customers of their review outcome, which in some cases involves payment of redress. At this stage, as there remains considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate potential impact on the RBS Group which may be material.

12. Rating agencies

During H1 2015, Moody's Investors Service ('Moody's'), Fitch Ratings ('Fitch') and Standard & Poor's Rating Services ('S&P's') concluded their review of RBS Group and certain other UK and international banks in response to changes in banking regulation. As a consequence of these reviews, the rating agencies:
●	Noted a reduced likelihood of sovereign support for banks operating in countries with well-advanced and effective resolution regimes; and

●	Implemented new methodologies that take into consideration additional loss-absorbing capital which the new regulation requires banks to build.

Notes

12. Rating agencies (continued)
The resulting changes in ratings for The Royal Bank of Scotland Group plc (RBSG plc) and its subsidiaries are set out in the table below:

	Moody's				S&P's				Fitch
	Current rating		Previous rating		Current rating		Previous rating		Current rating		Previous rating
	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term

The Royal Bank of Scotland Group plc (1)	Ba1	NP	Baa2	P-2	BBB-	A-3	BBB-	A-3	BBB+	F2	A	F1

The Royal Bank of Scotland plc	A3	P-2	Baa1	P-2	BBB+	A-2	A-	A-2	BBB+	F2	A	F1

National Westminster Bank Plc	A3	P-2	Baa1	P-2	BBB+	A-2	A-	A-2	BBB+	F2	A	F1

RBS Securities Inc.	-	-	-	-	BBB+	A-2	A-	A-2	BBB+	F2	A-	F1

Ulster Bank Ltd	A3	P-2	Baa3	P-3	BBB	A-2	BBB+	A-2	BBB+	F2	A-	F1

Ulster Bank Ireland Ltd (2)	Ba1	P-3	Baa3	P-3	BBB	A-2	BBB+	A-2	BBB	F2	BBB+	F2

Notes:
(1)	Moody's ratings for The Royal Bank of Scotland Group plc are considered to be below investment grade.
(2)
The table shows Moody's short-term and long-term senior unsecured debt ratings (Ba1 and P-3), below investment grade). Moody's short-term and long-term deposit ratings are Baa3 and P-3 respectively (investment grade).

Outlook
Following these changes Moody's, Fitch and S&P's have changed their outlook for RBSG plc and its subsidiaries to 'Stable'.

13. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm's length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group's other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Notes

13 Related party transactions (continued)

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group's related party transactions for the year ended 31 December 2014 are included in the 2014 Annual Report and Accounts.

14. Recent developments

July Budget
On 8 July 2015 a number of proposed changes to the UK corporate tax system were announced. In accordance with IFRS these changes will be accounted for when they are substantively enacted which is expected to be in October 2015.

The most relevant proposed measures include:

●
Cuts in the rate of corporation tax from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020.  Existing temporary differences on which deferred tax has been provided may reverse at these reduced rates;

●
A corporation tax surcharge of 8% on UK banking entities from 1 January 2016.  This is expected to increase the Group's corporation tax liabilities and vary the carrying value of its deferred tax balances;

●	A reduction in the bank levy rate from 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from 1 January 2021; and
●	Making compensation in relation to misconduct non-deductible for corporation tax.

It is expected that these measures will increase the normalised tax rate to around 27% in the medium term and trending lower thereafter.

Notes

14. Recent developments (continued)
Capital
AT1 securities
As part of the commitment to continue building RBS Group's capital ratios, RBS Group successfully issued $3.15 billion of inaugural Additional Tier 1 securities on 10 August 2015.

Preference shares
RBS Group intends to redeem US$1.9 billion of its outstanding Series M, N, P and Q non-cumulative dollar preference shares, represented by American depositary shares, on 1 September 2015.

15. Date of approval
The interim results for the half year ended 30 June 2015 were approved by the Board of directors on 27 August 2015.

16. Post balance sheet events
There have been no significant events between 30 June 2015 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc ("the Company") to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2015 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related Notes 1 to 16 (the "condensed consolidated financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to National Westminster Bank Plc

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2015 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
27 August 2015

Summary risk factors

Summary of our principal risks and uncertainties

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section on pages 17 to 122 of the 2014 Annual Report and Accounts (the "2014 R&A"). NatWest is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and the RBS Group will also be of relevance to the Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 228 to 247 of the 2014 R&A.

●
The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and relies on the RBS Group's infrastructure to operate its business.

●
The RBS Group is implementing a large number of existing and new programmes and initiatives intended to improve the RBS Group's capital position, meet legal and regulatory requirements and result in the RBS Group becoming a safer and more competitive, customer focused and profitable bank. These initiatives include, among other things, the execution of the RBS Group's strategic plan announced in 2013 and 2014 and which includes the implementation of its new divisional and functional structure (the "2013/2014 Strategic Plan") as well as a major investment programme to upgrade and rationalise the RBS Group's information technology ("IT") and operational infrastructure (the "IT and Operational Investment Plan"), further initiatives designed to reduce the size of the RBS Group's balance sheet and de-risk its business, in particular through the divestments of the RBS Group's interest in Williams & Glyn, its remaining stake in Citizens Financial Group, Inc ("CFG") and the "higher risk and capital intensive assets" in RCR as well as a significant restructuring of the RBS Group's Corporate and Institutional Banking ("CIB") division and of the RBS Group's business as a result of the implementation of the regulatory ring-fencing of retail banking operations (the "ring-fence"). Together, these initiatives are referred to as the "Transformation Plan" and present significant risks for the RBS Group and the Group, including the following:

○
The Transformation Plan, and in particular the restructuring of the RBS Group's CIB business and the divestment of certain of the RBS Group's and the Group's portfolios and businesses, including the RBS Group's remaining stake in CFG, are designed to allow the RBS Group and the Group to achieve their capital targets. There is no assurance that the RBS Group will be able to successfully implement these initiatives on which its capital plan depend or that it will achieve its capital goals within the time frames contemplated, which could have a material adverse effect on the Group's business, reputation, results of operations, financial conditions and cash flows;

○
The implementation of the ring-fence will likely result in considerable operational and legal difficulties as it will require a significant restructuring of the RBS Group's operations, governance, infrastructure and businesses with the possible transfer of a large number of customers between new or existing legal entities. As the Group is expected to constitute the main ring-fenced entity, it may be adversely impacted by the reorganisation of the RBS Group's pension plans as well as the imposition of additional capital and funding requirements and restrictions relating to the activities it may conduct. This implementation exercise will be complex, costly and will result in significant changes for the Group's operations;

○
Although the goals of the Transformation Plan are for the RBS Group and the Group to emerge as less complex and safer banks, there can be no assurance that the final results will be successful and that the RBS Group or the Group will be viable, competitive, customer focused and profitable at the end of this long period of restructuring;

Summary risk factors

○
The level of structural change required to implement the RBS Group's Transformation Plan is likely to be disruptive and increase operational and people risks for the Group. In addition, the Group will incur significant costs in implementing the Transformation Plan and its revenues may also be impacted by lower levels of customer retention and revenue generation following the restructuring of its business and activities. Further, the competitive landscape in which the Group operates is constantly evolving and recent regulatory and legal changes, including ring-fencing, are likely to result in new market participants. These changes, combined with the changes to the Group's structure and business as a result of the implementation of the RBS Group's Transformation Plan, and in particular the implementation of the ring-fence and the restructuring of the RBS Group's CIB business, may result in increased competitive pressures on the Group; and

○
Substantial investments are being made in the RBS Group's, including the Group's, IT and operational structure through targeted investment and rationalisation programmes as part of the IT and Operational Investment Plan. Any failure by the Group to realise the benefits of this IT and Operational Investment Plan, whether on time or at all, in particular in connection with its online and mobile banking capability, could have a material adverse effect on the Group's business and its ability to retain or grow its customer business and remain competitive.

●
Implementation of the Group's strategy and its future success depends on its ability to attract, retain and remunerate qualified personnel. The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees. The RBS Group's changing strategy has led to the departure of many talented staff. Implementation of the RBS Group's Transformation Plan, and in particular of the ring-fence and restructuring of the RBS Group's CIB business, as well as increased legal and regulatory supervision, including as a result of the implementation of the new responsibility regime introduced under the Financial Services (Banking Reform) Act 2013 in the UK, (the "Banking Reform Act 2013") which includes the new Senior Persons Regime, may further hinder the Group's ability to attract or retain senior management and other skilled personnel. Following the implementation of CRD IV there is now a restriction on the Group's ability to pay individual bonuses greater than fixed remuneration, as well as extended deferral and clawback periods, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the Group's strategy and regulatory commitments.

●
The RBS Group, including the Group, has been, and continues to be, subject to litigation and regulatory and governmental investigations (including active civil and criminal investigations) that may impact the Group's business, reputation, results of operations and financial condition. The RBS Group, including the Group, is expected to continue to have material exposure to litigation, and to regulatory and governmental proceedings in the short to medium term. Adverse regulatory, governmental or law enforcement proceedings or adverse judgments in litigation (including settlements of any such proceedings) could result in restrictions or limitations on the RBS Group's, including the Group's, operations, give rise to additional legal claims, or have a material adverse effect on the Group's reputation, results of operations and capital position. The RBS Group and the Group also expect greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, existing and new laws and regulations.

●
Following the election in May 2015 in the UK, there is uncertainty around how the policies of the recently elected Conservative government may impact the RBS Group and the Group, including the referendum on the UK's membership of the EU, currently proposed to be held by the end of 2017. The implementation of these policies, including the outcome of the EU referendum and consequences for the UK and its constituent countries arising from it, could significantly impact the environment in which the RBS Group and the Group operate and the fiscal, monetary, legal and regulatory requirements to which they are subject.

Summary risk factors

●
Operational and reputational risks are inherent in the Group's businesses, but are heightened as a result of the implementation of certain components of the RBS Group's Transformation Plan. Employee misconduct may also result in regulatory sanctions and serious reputational or financial harm to the Group.

●
Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market as well as increased competition, particularly in the UK, may create challenging economic and market conditions and a difficult operating environment for the Group's businesses. These factors, together with continuing uncertainty relating to the recovery of the Eurozone economy and volatile financial markets, in part due to the monetary and fiscal policies and measures carried out by central banks, the continued prolonged periods of low interest rates, the impact of any Greek sovereign default or exit from the Eurozone and slowing growth in China have adversely affected and may continue to adversely affect the Group's businesses, earnings, financial condition and prospects.

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its or the RBS Group's capital requirements are not managed effectively or as a result of increasingly stringent regulatory requirements relating to capital adequacy, including those arising out of the implementation of Basel III or other current proposals. Maintaining adequate capital resources and meeting the requisite capital adequacy requirements may prove increasingly difficult and costly and will depend on the Group's continued access to funding sources, including following the implementation of the ring-fence, as well as the effective management of its balance sheet and capital resources.

●
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group's financial condition and results of operations. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and RBSG's and other RBS Group companies' credit ratings, as well as, to a lesser extent, the UK's credit ratings.

●
The Group is subject to substantial regulation and oversight and although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the EU has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models as well as the risks that the Group may be subject to an increased number of regulatory investigations and legal proceedings and may be unable to comply with such requirements in the manner or within the timeframes required. A number of reviews and investigations are currently ongoing which may result in further legislative changes and increase compliance risks.

●
The RBS Group and the Group may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the RBS Group or the Group, through the exercise of the bail-in tool which was introduced in the UK by the Banking Reform Act 2013 and implemented in line with the provisions of the Bank Recovery and Resolution Directive. In the event of the failure of the RBS Group, various actions could be taken by or on behalf of the UK Government in relation to the RBS Group and/or the Group, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group's businesses.

Summary risk factors

●
The Group is highly dependent on its IT systems, which are currently subject to a significant investment and rationalisation programme. The Group has been and expects to continue to be subject to cyber-attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group's information technology systems, may hinder its ability to service its customers which could result in long-term damage to the Group's reputation, businesses and brands.

●
As a result of the UK Government's majority shareholding in RBSG it is able to exercise a significant degree of influence over the RBS Group, including the Group, with respect to dividend policy, the election of directors or appointment of senior management, remuneration policy and/or may limit the RBS Group's or the Group's operations.

●
The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Pension contributions may be increased to meet pension deficits or to address additional funding requirements, including those which may arise in connection with the restructuring of the RBS Group's and the Group's pension plans as a result of the implementation of the ring-fence. The Group may also be required to participate in the RBS Group's contributions under resolution financing arrangements applicable to banks and investment firms. Additional or increased contributions may have an adverse impact on the Group's results of operations, cash flow and financial condition.

●
The deterioration of the prevailing economic and market conditions and the actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions, have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges. Changes in interest rates, foreign exchange rates, oil and other commodity prices also impact the value of the Group's investment and trading portfolios and may have a material adverse effect on the Group's financial performance and business operations.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. The Group's valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modeled results.

●
Developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

• the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

•      the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

• the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

27 August 2015

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Howard Davies Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBS Group's transformation plan (which includes RBS Group's 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including its proposed divestments of Citizens and Williams & Glyn, RBS Group's information technology and operational investment plan, the proposed restructuring of RBS Group's CIB business and the restructuring of RBS Group as a result of the implementation of the regulatory ring-fencing regime, together the "Transformation Plan"), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios,anticipated AT1 and other capital raising plans, funding and risk profile, litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; investigations relating to business conduct and the costs of resulting customer redress and legal proceedings; the Group's future financial performance; the level and extent of future impairments and write-downs; and RBS Group and the Group's exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in the 2014 Annual Report and Accounts and this document. These include the Group's reliance on the RBS Group, the significant risks for the Group presented by the execution of the Transformation Plan; the RBS Group's, including the Group's, ability to successfully implement the various initiatives that are comprised in the Transformation Plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and RBSG's remaining stake in CFG, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBS Group as a result of the implementation of the ring fence; whether the RBS Group, including the Group, will emerge from implementing the Transformation Plan as a viable, competitive, customer focused and profitable bank; the RBS Group's and the Group's ability to achieve its capital targets which depend on RBS Group's success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on the Group; the risk of failure to realise the benefit of RBS Group's substantial investments in the RBS Group's, including the Group's, information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the Transformation Plan, the risks of lower revenues resulting from lower customer retention and revenue generation as RBS Group refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include the Group's ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS Group and the Group are subject to (including active civil and criminal investigations) and any resulting material adverse effect on the Group of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which the Group operates; uncertainty relating to how policies of the new government elected in the May 2015 UK election may impact the RBS Group, including the Group, including a possible referendum on the UK's membership of the EU and the consequences arising from it; operational risks that are inherent in the Group's business and that could increase as RBS Group and the Group implement the Transformation Plan; the potential negative impact on the Group's business of actual or perceived global economic and financial market conditions and other global risks; how the Group will be increasingly impacted by UK developments as its operations become gradually more focused on the UK; uncertainties regarding the Group's exposure to any weakening of economies within the EU and renewed threat of default or exit by certain countries in the Eurozone; the risks resulting from RBS Group implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBSG, the Bank or other entities of the RBS Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of the Group's operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies and continued prolonged periods of low interest rates; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of the Group's operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in the Group's operations; the risk that the Group may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets; HM Treasury exercising influence over the operations of RBSG and the Group; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in RBSG; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Additional information

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2014 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 August 2015

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary